

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Mr. Thomas E. O'Hern
Chief Financial Officer
The Macerich Company
401 Wilshire Boulevard, Suite 700
Santa Monica, CA 90401

      Re: The Macerich Company
                Form 10-K for the year ended December 31, 2009
                File No. 001-12504

Dear Mr. O'Hern:

      We have completed our review of your filings and do not have any further comments at this time.

                      Sincerely,

                      Kevin Woody
                      Branch Chief